

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 31, 2009

Mr. Donald K. Bell
President
Belltower Entertainment Corp.
401 Wilshire Boulevard
Suite 1065
Santa Monica, CA 90401

> **Re: Belltower Entertainment Corp.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2008**
> **Filed August 13, 2008**
> **Form 10-Q for Fiscal Quarter Ended July 31, 2008**
> **Filed September 22, 2008**
> **File No. 0-52861**

Dear Mr. Bell:

We issued comments to Belltower Entertainment Corp. on the above captioned filings on December 4, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 10, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 10, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3344, if you have any questions.

Sincerely,

William Thompson
Branch Chief